UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                Transgenomic, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89365K206
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                                 (CUSIP Number)

   Mr. Joseph I. Worsham, II                        with a copy to:
   General Counsel                                  John D. Hogoboom, Esq.
   WS Capital Management, L.P.                      Lowenstein Sandler PC
   300 Crescent Court, Ste. 1111                    65 Livingston Avenue
   Dallas, Texas  75201                             Roseland, New Jersey 07068
   (214) 756-6073                                   (973) 597-2500
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 23, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   89365K206
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       BC Advisors, LLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           5,214,106*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      5,214,106*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:   5,214,106*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   10.6%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   HC/CO

--------------------------------------------------------------------------------

          * Based on 49,189,672 shares of common stock issued and outstanding as of September 26, 2006, as reported by the issuer in its Prospectus filed with the Securities and Exchange Commission on September 28, 2006.

Cusip No.   89365K206
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       SRB Management, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Texas

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:           5,214,106*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      5,214,106*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  5,214,106*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   10.6%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IA/PN

--------------------------------------------------------------------------------

* Based on 49,189,672 shares of common stock issued and outstanding as of September 26, 2006, as reported by the issuer in its Prospectus filed with the Securities and Exchange Commission on September 28, 2006.

Cusip No.   89365K206
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                       Steven R. Becker
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   [ ]
         (b)   [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:             5,214,106*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        5,214,106*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:    5,214,106*

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   10.6%*

--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  HC/IN

--------------------------------------------------------------------------------

* Based on 49,189,672 shares of common stock issued and outstanding as of September 26, 2006, as reported by the issuer in its Prospectus filed with the Securities and Exchange Commission on September 28, 2006.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Steven R. Becker is the beneficial owner of 5,214,106 Shares beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore. BCA and SRB Management are the beneficial owners of 5,214,106 Shares for the accounts of SRBGC, SRBQP and SRB Offshore.

          (b) Each of the Reporting Persons has sole power to vote and direct the disposition of the Shares for which it is deemed to be the beneficial owner.

          (c) The only transaction in Shares that was effected since the filing of the Schedule 13D was the purchase of 1,320,000 shares at a price of $0.41 per Share on October 23, 2006, which purchase was effected in an ordinary brokerage transaction.

          (d) Not applicable.

          (e) Not applicable.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Joint Filing Agreement, dated October 23, 2006, entered into by and among BC Advisors, LLC, SRB Management, L.P. and Steven R. Becker.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 23, 2006

                                      BC ADVISORS, LLC

                                      By: /s/ Steven R. Becker
                                         ---------------------------------------
                                          Steven R. Becker, Member


                                      SRB MANAGEMENT, L.P.

                                      By:  BC Advisors, LLC, its general partner

                                      By: /s/ Steven R. Becker
                                         ---------------------------------------
                                      Steven R. Becker, Member


                                          /s/ Steven R. Becker
                                         ---------------------------------------
                                          Steven R. Becker


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k), as promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Transgenomic, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of October 23, 2006..


                                      BC ADVISORS, LLC

                                      By: /s/ Steven R. Becker
                                         ---------------------------------------
                                          Steven R. Becker, Member


                                      SRB MANAGEMENT, L.P.

                                      By:  BC Advisors, LLC, its general partner

                                      By: /s/ Steven R. Becker
                                         ---------------------------------------
                                      Steven R. Becker, Member


                                          /s/ Steven R. Becker
                                         ---------------------------------------
                                          Steven R. Becker